SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Plainsboro Funds

Address of Principal Business Office (No. & Street, City, State, Zip Code):

4 Windmill Court

Plainsboro, New Jersey 08536

Telephone Number (including area code): (609) 356-9922

Name and address of agent for service of process:

Capitol Services, Inc.

615 S. Dupont Hwy

Dover, DE 19901

Copies to:

Yang Xiang Plainsboro Global Capital Inc. 4 Windmill Court Plainsboro, New Jersey 08536	John H. Lively The Law Offices of John H. Lively & Associates, Inc. 2031 West 141st Terrace, Suite 119 Leawood, Kansas 64224

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X   ]

NO [    ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Plainsboro, State of New Jersey on the 20th day of May, 2011.

PLAINSBORO FUNDS

By:    /s/ Yang Xiang

          Yang Xiang, Initial Trustee

Attest:

/s/ Yue Huang

Yue Huang